DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402


04008840

February 11, 2004

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/11/2004

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

Dear Ms. Leung:

This is in response to your letter dated December 29, 2003 concerning the shareholder proposal submitted to Bristol-Myers by Jerry D. Gorman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry D. Gorman
54 Shore Road
Waterford, CT 06385

14272

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

December 29, 2003

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposal Submitted by Jerry D. Gorman

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company (the "Company") omits from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a stockholder proposal and statements in support thereof regarding political contributions.

The Company received a shareholder proposal and statement in support thereof from Mrs. Evelyn Y. Davis on June 26, 2003 (the "Davis Proposal"). On September 9, 2003, the Company received a shareholder proposal and statements in support thereof from Mr. Jerry D. Gorman (the "Gorman Proposal"). The Davis Proposal is attached hereto as Exhibit A and the Gorman Proposal is attached hereto as Exhibit B.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Mr. Gorman as formal notice of the Company's intention to exclude the Gorman Proposal from the Company's 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 22, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2004 Proxy Materials with the SEC.

It is our opinion that the Gorman Proposal is excludible under Rule 14a-8(i)(11) because it is substantially duplicative of the Davis Proposal, and under Rule 14a-8(i)(1) because it is mandatory in nature rather than precatory, and therefore, not a proper action for stockholders under Delaware law.

I. Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits the registrant to exclude a proposal that is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting." The SEC adopting release states that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." SEC Exchange Act Release No. 24-12999 (1976).

It is implicit in Rule 14a-8(i)(11) that, in the case of substantially duplicative proposals, the proposal submitted first in time should be the one included in the proxy materials, and the Staff has consistently found that the proposal first submitted is the one to be included. See, e.g., Great Lakes Chemical Corporation, (March 2, 1998); and Pacific Gas and Electric Company (January 6, 1994). As indicated above, the Company received a copy of the Gorman Proposal on September 9, 2003, well after receipt of the Davis Proposal on June 26, 2003. We intend to include the Davis Proposal in our 2004 Proxy Materials.

In our opinion, the Gorman Proposal is substantially duplicative of the Davis Proposal. To assist you in evaluating that conclusion, we include relevant portions of the proposals below, each of which is enclosed herewith in its entirety:

The Gorman Proposal:

"Bristol-Meyers (sic) Squibb will implement a new policy which will prohibit the contribution of any company monies, goods or any other type of financial largess to any political party and/or individual seeking any elective office. This formal company policy would apply to candidates for local, state or federal office. Company employees can continue to contribute their own monies, goods etc. as this new policy is applicable to Bristol-Meyers (sic) monies."

The Davis Proposal:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

The Staff has consistently applied the Rule 14a-8(i)(11) exclusion to proposals that are substantially the same as previously submitted proposals for the same meeting. See, e.g., AT&T Corporation (January 26, 1999) (two substantially similar proposals received by the company); The New Germany Fund, Inc. (May 8, 1998) (same); Great Lakes Chemical Corporation (March 2, 1998) (same); and Bristol-Myers Squibb Company (January 26, 1998) (same).

Proposals need not be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be "substantially duplicative" even where such proposals differ as to terms and scope. See, e.g., Pacific Gas & Electric Company (February 1, 1993) (applying the "principal thrust" and "principal focus" tests); Siebel Systems, Inc. (April 15, 2003) (proposals relating to performance-based compensation); Sprint Corporation (February 1, 2000) (proposals relating to stockholder approval of "golden parachutes"); Excel Industries, Inc. (January 26, 1999) (proposals relating to the sale of the company); and Philip Morris Companies, Inc. (January 18, 1995) (proposals relating to separation of tobacco portion of business from non-tobacco portion).

Implicit in Rule 14a-8(i)(11) is that the presence of two or more proposals in the same proxy statement that speak to the same core issue, but in different terms, creates the risk that, if each of the proposals were adopted by the stockholders, the board of directors would not be left with a clear expression of stockholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects stockholders from having to consider substantially similar proposals submitted by different proponents, it also protects the board of directors from being placed in a position where the board cannot, for all practical purposes, implement the stockholders' will because the board does not have clear terms on which to proceed where duplicative proposals, while identical in subject matter, differ as to terms, breadth or intended implementation. See, e.g., General Electric Company (January 22, 2003) (a proposal requiring a comprehensive compensation review and publication of the results was substantially duplicative of a proposal requiring publication of a report comparing compensation of executives and other employees); Centerior Energy Corporation (February 27, 1995) (proposals relating to (a) freezing executive compensation, (b) reducing executive compensation and eliminating executive bonuses and (c) freezing annual executive salaries and eliminating executive bonuses were deemed to be "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance and eliminating executive bonuses and stock options); Pinnacle West Capital Corporation (March 16, 1993) (a proposal to tie any executive bonuses to the amount of dividends paid to stockholders was substantially duplicative of a proposal to cease all executive bonuses until a dividend of at least $1.00 had been paid to stockholders); Pacific Gas & Electric Company, supra (a proposal relating to the total compensation of the CEO was deemed to be substantially duplicative of previous proposals relating to tying non-salary compensation of management to performance indicators and requesting that ceilings be placed on future total compensation of officers and directors); and Procter & Gamble Company

(June 15, 1983) (second proposal, identical to a portion of a broader first proposal, was excluded on "substantially identical" grounds).

In other instances, the Staff has permitted the exclusion of a proposal on "substantially duplicative" grounds where the proposals, while relating to the same topic, requested different board actions with respect to that topic. See, e.g., Monsanto Company (February 7, 2000) (first proposal requested the entire board be elected at every third annual meeting and the second proposal requested that all of the directors be elected each year). In Monsanto, the Staff noted that "shareholder approval of both proposals would require the board to choose between an annual and a triennial timetable for election of candidates for seats on a declassified board." Thus, if each Monsanto proposal were approved by stockholders, it would be virtually impossible for the directors to implement both proposals, each of which requested a different action. See also American Electric Power Company (December 22, 1993) (one proposal recommending that the board institute a policy that the CEO's salary be no more than twice that of the President of the United States and a second proposal recommending such salary be no more than 150% of the salary of the President).

In our opinion, Rule 14a-8(i)(11) permits us to omit the Gorman Proposal because the "principal thrust" or "principal focus" of the Gorman Proposal and the Davis Proposal is the same—both proposals focus on the same core criticism of political contributions. Moreover, stockholders would be confused by being asked to vote on two stockholder proposals that espouse different approaches and inconsistent procedures regarding this issue. The Davis Proposal requires public disclosure of political contributions, while the Gorman Proposal requires the board to implement a policy of no contributions. Therefore, because the Company intends to include the Davis Proposal, which was received first in time, in its 2004 Proxy Materials, the Gorman Proposal should be excluded pursuant to Rule 14a-8(i)(11).

II. Rule 14a-8(i)(1).

Rule 14a-8(i)(1) states that a registrant may omit a stockholder proposal from its proxy materials if the proposal is "not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

Bristol-Myers is a Delaware company. In the absence of a specific provision giving the power directly to the stockholders, a Delaware company's business and affairs are managed under the direction of the board of directors. See Section 141(a) of the Delaware General Corporation Law (the "DGCL"). No provision of the DGCL confers such power on the stockholders directly, and no provision in the Company's Certificate of Incorporation or By-laws, as amended, does so either. Accordingly, it is my opinion that under the DGCL, the Gorman Proposal is not a proper subject for action by the Company's shareholders and may be properly omitted from the Company's 2004 Proxy Materials pursuant to 14a-8(i)(1).

The note to Rule 14a-8(i)(1) states that, "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff has consistently found that binding proposals are excludable unless amended by the proponent to make them precatory. See Bangor Hydro-Electric Company (March 13, 2000) (proposal mandating company to prepare a report discussing political contributions made by the company, its directors and certain employees). See also, Phillips Petroleum Company (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); PPL Corporation (February 19, 2002) (proposal requiring decrease in the retainer for non-employee directors); PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and Columbia Gas System, Inc. (January 16, 1996) (proposal requiring a limitation on salary increases and option grants).

The Gorman Proposal is not stated as a recommendation or request; rather, it directs that "Bristol-Meyers (sic) Squibb will implement a new policy which will prohibit the contribution of any company monies...to any political party and/or individual...." The Gorman Proposal therefore is not precatory, instead requiring that Bristol-Myers perform the specific action of adopting a new policy, leaving no discretion in the matter to the Company's Board of Directors. Thus, the Gorman Proposal seeks to usurp the discretion of the Company's Board and, as such, is excludable pursuant to Rule 14a-8(i)(1).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 29, 2004, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Thank you.

Very truly yours,



Sandra Leung,
Vice President and Secretary

Enclosures

Copy to: Mr. Jerry D. Gorman (w/encls.)

EXHIBIT A

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

(202) 737-7755 OR
(202) ~~[illegible]~~

June 26,2003

Peter Dolan, CEO
BRISTOL MYERS SQUIBB,NYC

June 26,2003

political advertising

Dear Peter:

This is a formal notice to the management of Bristol Myers Squibb that Mrs. Evelyn Y. Davis, who is the owner of 480 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2004. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,



Mrs. Evelyn Y. Davis

CC: SEC in D.C.

TOTAL P.01

JERRY DONALD GORMAN
54 SHORE ROAD
WATERFORD, CT 06385

3 September 2003

Bristol-Meyers Squibb Company
345 Park Avenue
New York, New York, 10154
Attn: Secretary of the Company

Dear Secretary:

The writer is in possession of thirty six hundred shares of common stock along with a substantial amount held in "street Name" with two brokerage houses.

I am officially requesting that the following proposal appear in the company Proxy Statement for the 2004 Annual Meeting:

"Bristol-Meyers Squibb will implement a new policy which will prohibit the contribution of any company monies, goods or any other type of financial largess to any political party and/or individual seeking any elective office. This formal company policy would apply to candidates for local, state or federal office. Company employees can continue to contribute their own monies, goods etc. as this new policy is applicable to Bristol-Meyers monies."

The thirty six hundred common shares have a value of over $ 2000.00 dollars, they were purchased over a year ago and I have no intention of selling said shares prior to the 2004 annual meeting

This letter is being forwarded by certified mail.

Sincerely,



Jerry D. Gorman


RECEIVED
SEP - 9 2003
SANDRA LEUNG

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

The proposal requires that the company implement a policy prohibiting the contribution of any company money to any political party or individual seeking any elected office.

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Keir D. Gumbs
Special Counsel